Exhibit 99.2

Ebang International Reports Financial Results for Fiscal Year 2021

HANGZHOU, China, April 29, 2022 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a global blockchain technology company, today announced its financial results for the fiscal year ended December 31, 2021.

Operational and Financial Highlights for Fiscal Year 2021

Total computing power sold in fiscal year 2021 was 1.50 million Thash/s, representing a year-over-year increase of 200% from 0.50 million Thash/s in fiscal year 2020.

Total net revenues in fiscal year 2021 were US$51.45 million representing an 170.73% year-over-year increase from US$19.00 million in fiscal year 2020.

Gross profit in fiscal year 2021 was US$29.22 million compared to the gross loss of US$2.90 million in fiscal year 2020.

Net income in fiscal year 2021 was US$2.77 million compared to net loss of US$32.11 million in fiscal year 2020.

Mr. Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “2021 was a challenging year for us due to raw material supplies shortages as a result of supply chain disruptions caused by the COVID-19 pandemic. The achievement of sales growth is contributed to the efforts of our professional research and development team, who optimized the hardware structure of our products and designed a new framework with limited resources. 2021 was also an exciting year for us as we made considerable progress in connecting with the upstream and downstream markets of blockchain financial services. For example, we have completed initial preparations for our global business development, including but not limited to setting up a legal structure, building a professional team, initiating product development, and obtaining or seeking to obtain licenses or authorizations in the countries and regions into which we are expanding. Moreover, we officially launched Ebonex, our self-developed digital assets trading platform, which is designed to provide secure, fast, efficient, and stable trading services in multiple currencies and modes to a global audience. Our goal is for Ebonex to become one of the premier markets in the cryptocurrency space and become a trusted platform for its users.”

Mr. Hu continued, “We made outstanding achievements in 2021. We recruited many talents from various professional fields to join us and expand our teams, which allowed us to develop and increase the scale of our business efficiently. Despite the market turmoil across the world, investors have shown their interest in the cryptocurrency industry, and we remain confident in our business and the blockchain industry. Our objective is to drive our products and services further into the entire market ecosystem to help propel this industry forward.”

Financial Results for Fiscal Year 2021

Total net revenues in fiscal year 2021 were US$51.45 million representing an 170.73% year-over-year increase from US$19.00 million in fiscal year 2020. The year-over-year increase in total net revenues was primarily due to, among others, the continued fluctuation of the Bitcoin price in the high range in 2021, which has driven the enthusiasm and attention of investors. However, our chip suppliers have reduced their production capacity due to the impact of COVID-19, resulting in our inability to produce at full capacity, insufficient inventory and inability to meet the market demand. With limited raw materials, we optimized the hardware structure, used a new framework and launched new models, which accelerated the sales growth.

Cost of revenues in fiscal year 2021 was US$22.23 million representing an 1.47% year-over-year increase from US$21.90 million in fiscal year 2020. The year-over-year increase in cost of revenues was primarily because we have been able to utilize some of the slow-moving inventories impaired in previous years to manufacture products sold in 2021 as a result of our hardware optimization.

Gross profit in fiscal year 2021 was US$29.22 million compared to the gross loss of US$2.90 million in fiscal year 2020.

Total operating expenses in fiscal year 2021 were US$27.19 million compared to US$23.75 million in fiscal year 2020.

•	Selling expenses in fiscal year 2021 were US$1.42 million compared to US$0.93 million in fiscal year 2020. The year-over-year increase in selling expenses was in line with the increase in the Company’s sales.
•	General and administrative expenses in fiscal year 2021 were US$25.77 million compared to US$22.82 million in fiscal year 2020. The year-over-year increase in general and administrative expenses was primarily due to increase in overseas expansion.

Income from operations in fiscal year 2021 was US$2.03 million compared to loss from operations of US$26.65 million in fiscal year 2020.

Interest income in fiscal year 2021 was US$1.78 million compared to US$0.82 million in fiscal year 2020. The year-over-year increase in interest income was primarily due to the interest income from our investments in time deposit and financing products in 2021.

Government grants in fiscal year 2021 were US$0.44 million compared to US$4.01 million in fiscal year 2020. The year-over-year decrease in government grants was primarily due to the decrease of non-recurring rebates from local government.

Net income in fiscal year 2021 was US$2.77 million compared to net loss of US$32.11 million in fiscal year 2020.

Net income attributable to Ebang International Holdings Inc. in fiscal year 2021 was US$4.43 million compared to net loss attributable to Ebang International Holdings Inc. of US$30.68 million in fiscal year 2020.

Basic and diluted net income per shares in fiscal year 2021 was US$0.02 compared to basic and diluted net loss per shares of US$0.25 in fiscal year 2020.

Cash and cash equivalents were US$239.87 million as of December 31, 2021, compared with US$13.67 million as of December 31, 2020.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a global bitcoin mining machine producer with steady access to wafer foundry capacity. With its licensed and registered entities in various jurisdictions, the Company intends to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$239,872,316	$13,669,439
Restricted cash, current	171,156	406,857
Short-term investments	35,443,246	40,835,000
Accounts receivable, net	9,872,746	7,205,113
Notes receivable	-	765,967
Advances to suppliers	1,057,096	221,186
Inventories, net	7,137,538	3,845,091
Prepayments	283,776	522,808
Other current assets, net	4,994,271	1,128,599
Total current assets	298,832,145	68,600,060

Non-current assets:
Property, plant and equipment, net	33,329,610	29,123,243
Intangible assets, net	22,512,208	23,077,435
Operating lease right-of-use assets	2,132,247	898,335
Operating lease right-of-use assets - related parties	1,136,775	17,701
Restricted cash, non-current	883,130	47,455
VAT recoverable	26,332,231	21,897,063
Other assets	705,825	538,934
Total non-current assets	87,032,026	75,600,166

Total assets	$385,864,171	$144,200,226

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$3,387,836	$2,762,187
Notes payable	-	1,087,673
Accrued liabilities and other payables	8,962,716	21,921,614
Loan due within one year	-	765,967
Operating lease liabilities, current	851,936	659,807
Operating lease liabilities - related parties, current	595,424	17,701
Income taxes payable	13,272	556,137
Due to related party	-	5,652,833
Advances from customers	894,174	832,842
Total current liabilities	14,705,358	34,256,761

Non-current liabilities:
Operating lease liabilities – related party, non-current	288,563	-
Deferred tax liabilities	178,582	872
Operating lease liabilities, non-current	1,712,303	118,827
Total non-current liabilities	2,179,448	119,699

Total liabilities	16,884,806	34,376,460

Equity:
Class A ordinary share, HKD0.001 par value, 333,374,217 shares authorized, 139,209,554 and 89,009,554 shares issued and outstanding as of December 31, 2021 and 2020, respectively	17,848	11,411
Class B ordinary share, HKD0.001 par value, 46,625,783 shares authorized, issued and outstanding as of December 31, 2021 and 2020, respectively	5,978	5,978
Additional paid-in capital	393,717,189	138,288,921
Statutory reserves	11,079,649	11,049,847
Accumulated deficit	(34,180,280)	(38,581,419)
Accumulated other comprehensive loss	(6,897,005)	(7,648,332)
Total Ebang International Holdings Inc. shareholders’ equity	363,743,379	103,126,406

Non-controlling interest	5,235,986	6,697,360

Total equity	368,979,365	109,823,766

Total liabilities and equity	$385,864,171	$144,200,226

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in US dollars)

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Product revenue	$48,323,022	$9,677,278	$93,255,813
Service revenue	3,127,225	9,327,023	15,804,253
Total revenues	51,450,247	19,004,301	109,060,066
Cost of revenues	22,227,055	21,903,644	139,623,799
Gross profit (loss)	29,223,192	(2,899,343)	(30,563,733)

Operating expenses:
Selling expenses	1,418,586	925,373	1,213,294
General and administrative expenses	25,774,237	22,822,085	18,870,794
Total operating expenses	27,192,823	23,747,458	20,084,088

Income (loss) from operations	2,030,369	(26,646,801)	(50,647,821)

Other income (expenses):
Interest income	1,779,672	824,435	217,200
Interest expenses	(4,383)	(728,346)	(2,041,491)
Other income	133,477	81,733	84,992
Loss from investment	(3,656,520)	-	-
Exchange gain (loss)	1,780,087	(288,346)	5,693,798
Government grants	434,604	4,006,567	6,298,893
VAT refund	-	-	9,138
Other expenses	(108,328)	(108,624)	(287,530)
Total other income	358,609	3,787,419	9,975,000

Income (loss) before income taxes provision (benefit)	2,388,978	(22,859,382)	(40,672,821)

Income taxes provision (benefit)	(378,843)	9,251,542	400,311

Net income (loss)	2,767,821	(32,110,924)	(41,073,132)
Less: net income (loss) attributable to non-controlling interest	(1,663,120)	(1,435,504)	1,330,237
Net income (loss) attributable to Ebang International Holdings Inc.	$4,430,941	$(30,675,420)	$(42,403,369)

Comprehensive income (loss)
Net income (loss)	$2,767,821	$(32,110,924)	$(41,073,132)
Other comprehensive income (loss):
Foreign currency translation adjustment	953,073	1,960,109	(1,188,488)

Total comprehensive income (loss)	3,720,894	(30,150,815)	(42,261,620)
Less: comprehensive income (loss) attributable to non-controlling interest	(1,461,374)	(893,905)	1,330,237
Comprehensive income (loss) attributable to Ebang International Holdings Inc.	$5,182,268	$(29,256,910)	$(43,591,857)

Net income (loss) per ordinary share attributable to Ebang International Holdings Inc.
Basic	$0.02	$(0.25)	$(0.38)
Diluted	$0.02	$(0.25)	$(0.38)

Weighted average ordinary shares outstanding
Basic	177,715,336	121,941,226	111,771,000
Diluted	177,865,730	121,941,226	111,771,000